  EXHIBIT 99.1

August 31, 2020	News Release 20-16

Pretivm Announces Leadership Change

Vancouver, British Columbia, August 31, 2020; Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) announces that Tom S.Q. Yip, Executive Vice President and Chief Financial Officer, will be departing the Company on October 30, 2020 or such earlier date as may be mutually agreed. Further, Pretivm is pleased to announce that Matthew Quinlan will be joining the Company on September 9, 2020 as Vice President, Finance and, following Mr. Yip’s departure, as Chief Financial Officer. Mr. Yip will continue to assist in his current role until his departure, in order to ensure an orderly transition.

Mr. Yip joined the Company in February of 2011 as a member of its Board of Directors, stepping down from that role in 2015 to join Pretivm’s management as Chief Financial Officer (“CFO”).

“I would like to thank Tom for his loyal service over the last nine years with the Company,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “Tom was a key member of the leadership team that successfully transitioned the Company from exploration and development to a mid-tier gold producer and I wish him much success in his future endeavours.”

Mr. Quinlan has 25 years of experience in finance, capital markets and the global mining industry. Most recently, he served as the interim CFO of Trevali Mining Corporation and prior thereto, as the CFO of Dominion Diamond Corporation, one of the world’s largest diamond mining companies. Over the course of a fifteen-year career in investment banking, he acted as lead advisor/underwriter in over $40 billion of transactions in the global mining industry and was Managing Director and Co-head of CIBC’s Global Mining investment banking group. Mr. Quinlan holds a BSc. (Honours) in Mechanical Engineering with Business Finance from University College London and The London School of Economics and Political Science. He is a Chartered Professional Accountant and is a Chartered Financial Analyst.

“I am delighted to welcome Matt to the Pretivm team and am confident that his successful leadership and extensive mining industry and finance experience will be invaluable as we continue to build on Pretivm’s success,” said Mr. Perron.

“I’m excited to be joining Pretivm and look forward to working alongside Jacques and the rest of the team to further unlock value of the Company’s business,” said Mr. Quinlan.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Statements

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to: the Company’s leadership changes and transition plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those risks identified in our final short form base shelf prospectus and Form F-10, each dated June 16, 2020 and the documents incorporated, or deemed to be incorporated, by reference therein, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, those set out in the Pretivm Disclosure Documents. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

2